

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

<u>Via Fax</u>
Douglas D.G. Birnie
Chief Executive Officer
2441 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada 89052

> **Re: Ireland Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed January 11, 2013**
> **Response dated January 11, 2013**
> **File No. 000-50033**

Dear Mr. Birnie:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>General</u>

1. We note your response to comment 1 from our letter dated December 12, 2012 and we reissue the comment. Please remove estimates of tonnages with average grades, dimensions of deposits, production tonnages, and other estimates that do not meet the definition of a proven or probable reserve.

2. Please include a risk factor detailing the risks to investors associated with the use of an unconventional or proprietary assay or metallurgical method.

Exploration Activities page 13

3.   We note your response to comment 5 from our letter dated December 12, 2012. Please disclose the key intervals and the associated grades rather than the average grade for the entire hole. Additionally, include fire assay results in your tables.

4.   We note you disclose a range of sample results for your Red Mountain Project. Please revise to eliminate all ranges and include only specific sample results.

Analytical Methodology page 20

5.   We note your response to comment 7 from our letter dated December 12, 2012 and we are unable to locate some of the information requested. For example, in your amended filing you provide sample holes for each year with the average grades and indicate that these were sampled on various intervals, yet we are unable to locate a database with a breakdown of each drillhole by interval and associated grade. Please advise or provide as supplemental material.

6.   Additionally, we are unable to locate the data associated with your disclosure of a 121% Au recovery and 42% AG recovery. Please advise or remove this disclosure from your filing.

7.   We note your disclosure in which you indicate that fire assaying or conventional assaying methods have not yielded successful test results for your material.   Please provide additional disclosure to indicate if your caustic fusion protocol has been tested and/or verified by other 3rd party testing facilities.

8.   Please disclose the results of the Nevada Bureau Mines and Geology sampling that was performed on your property including all samples, the associated results, and the type of assay completed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director